KEYCORP
127 PUBLIC SQUARE
CLEVELAND, OHIO 44114
September 12, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Christian N. Windsor, Special Counsel

Re:	KeyCorp
Definitive 14A
Filed March 21, 2007
File Number 01-11302
Dear Mr. Windsor:
     On behalf of KeyCorp, an Ohio corporation, I am requesting an extension until October 31, 2007 to respond to the comment letter from the staff of the Securities and Exchange Commission dated August 21, 2007 with respect to KeyCorp’s Definitive Proxy Statement on Schedule 14A filed March 21, 2007.
     If you have any questions regarding this matter, please do not hesitate to contact the undersigned at 216.689.5109.
Sincerely,
/s/ Steven N. Bulloch
Steven N. Bulloch
Assistant Secretary
KeyCorp